Operating Agreement

of

Musaffa CFV LLC

a Wyoming limited liability company

November 13, 2023

THE INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, NOR QUALIFIED UNDER APPLICABLE SECURITIES LAWS IN RELIANCE ON EXCEPTIONS THEREFROM. THESE INTERESTS ARE BEING ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH INTERESTS UNDER THE SECURITIES ACT OF 1933, APPLICABLE REGULATIONS PROMULGATED PURSUANT THERETO, AND COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS AND REGULATIONS UNLESS EXEMPT THEREFROM.

Operating Agreement of
Musaffa CFV LLC
Table of Contents

Operating Agreement
of
Musaffa CFV LLC
a Wyoming limited liability company

THIS OPERATING AGREEMENT (the "Agreement"), effective November 13, 2023 (the "Effective Date"), is made and entered into by and among those Persons (i) executing the Member Counterpart Signature Page and Limited Power of Attorney, attached hereto as Exhibit A and incorporated herein by this reference, (ii) who are accepted by Dilshod Jumaniyazov as the manager of the Company (the "Manager"), and (iii) who by their signatures hereto hereby represent and agree to all of the terms and conditions set forth herein (each a "Member," and collectively, the "Members"). The Company will, at all times, operate as a "Crowdfunding Vehicle," as described by Investment Company Act Rule 3a-9 (17 CFR § 270.3a-9). This Agreement is intended to sets forth the rights, duties, obligations, and responsibilities of the Members and the Manager with respect to the Company. The Members and the Manager hereby agree as follows:

Article 1. Formation of the Company

Section 1.1 Limited Liability Company

Musaffa CFV LLC was formed as a Wyoming limited liability company (the "Company") by executing and delivering the Articles of Organization in accordance with the Wyoming Limited Liability Company Act, as codified in the Wyoming Statutes, Title 17, Chapter 29 (the "WLLCA"), and the rights and liabilities of the Members shall be as provided in the WLLCA except as may be modified in this Agreement.

Section 1.2 Name of the Company

The name of the Company is Musaffa CFV LLC. The Manager, in its sole discretion, may change the name of the Company or operate the Company under different names.

Section 1.3 Purpose and Scope of the Company

The Company was formed to facilitate the investment in Musaffa, Inc., a Delaware Corporation ("Crowdfunding Issuer"), via a regulation crowdfunding offering. The general purposes of the Company is to acquire hold, dispose of, and otherwise invest in securities of the Crowdfunding Issuer; to exercise all rights, powers, and privileges with respect to securities of the Crowdfunding Issuer; to enter into, make, and perform all contracts in connection with its ownership of Securities of the Crowdfunding Issuer; and to engage in any other lawful activities which are related or incidental to the foregoing purposes.

Section 1.4 Principal Office of the Company and Location of Records

The street address of the principal office in the United States where the records of the Company are to be maintained is:

> One World Trade Center, 285 Fulton St, Suite 8500
> New York, NY 10007

or such other place or places as the Manager may determine. The records maintained by the Company are to include all the records that the Company is required by law to maintain. The Company shall likewise maintain a records office in any jurisdiction that requires a records office, and the Company shall maintain at each such records office all records that the jurisdiction of its location shall require.

Section 1.5   Registered Agent and Registered Office

The name of the initial registered agent and initial registered office of the Company is:

> Northwest Registered Agent LLC
> REGISTERED AGENT ADDRESS 1
> REGISTERED AGENT ADDRESS 2

Section 1.6   Purpose of Transfer Restrictions

Any unauthorized Transfer of a Member's Membership Interest could create a substantial hardship to the Company, jeopardize its exemptions from registration under the Securities Act, Securities Exchange Act, and Investment Company Act, and/or adversely affect its tax structure. There are, therefore, certain restrictions, as expressed in this Agreement, that attach to and affect both ownership of the Units and the Transfer of those Membership Interests. Those restrictions upon ownership and Transfer are not intended as a penalty, but as a method to protect and preserve existing relationships based upon trust and to protect the Company's capital and ability to continue to operate.

Section 1.7   Term of the Company

The term of the Company shall commence on the Formation Date and shall last in perpetuity or exist until such time as the winding up and liquidation of the Company and its business is completed, following a liquidating event, as provided herein.

Section 1.8   Tax Classification as a Partnership

The Manager shall take any and all steps reasonably necessary to classify the Company as a partnership for tax purposes under the Internal Revenue Code and Regulations, in particular Internal Revenue Code § 7701 et. seq., and the "Check the Box" regulations effective January 1, 1997, as amended from time to time. In this regard, the Manager shall, if appropriate, file IRS Form 8832, Choice of Entity, as well as any forms necessary or appropriate to classify the Company as a partnership under the laws of any jurisdiction in which the Company transacts business. Any such action shall not require the vote or consent of the Members. Notwithstanding any of the foregoing, the Partnership Representative may not take any action contemplated by § 6221 through § 6241 of the Internal Revenue Code without the approval of the Manager.

The Manager shall have the sole discretion to file, execute, and otherwise cause the completion of any and all instruments necessary to appoint or replace the partnership representative ("Partnership Representative") pursuant to Internal Revenue Code § 6223 as amended by the Bipartisan Budget Act of 2015.

The Company shall bear the legal and accounting costs associated with any contested or uncontested proceeding by the Internal Revenue Service (the "IRS") with respect to the Company's tax returns.

Article 2. Definitions

Section 2.1   Defined Terms

For purposes of this Agreement, the following words and phrases shall be defined as follows:

a.   Additional Member(s). Additional Member(s) means a Member admitted to the Company in accordance with Article 11 hereof.

b.   Affiliate(s). Affiliate(s) of a Member or Manager shall mean any Person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with a Member or Manager, as applicable. The term "control," as used in the immediately preceding sentence, shall mean with respect to a corporation or limited liability company the right to exercise, directly or indirectly, more than fifty percent (>50%) of the voting rights attributable to the controlled corporation or limited liability company, and, with respect to any individual, partnership, trust, other entity or association, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity.

c.   Agreement. Agreement means this Operating Agreement as originally executed and as amended from time to time.

d.   Assignee. Assignee means the recipient of one or more Units pursuant to a Transfer and with the rights set forth in Section 11.2.

e.   Capital Account. Capital Account shall mean the account established and maintained for each Member as provided in Section 3.3 and as provided in Regulation § 1.704-1(b)(2)(iv), as amended from time to time.

f.   Capital Contribution. Capital Contribution means the total cash contributed and agreed to be contributed to the Company by each Member. Any reference in this Agreement to the Capital Contribution of a current Member shall include any Capital Contribution previously made by any prior Member with respect to that Member's Membership Interest.

g.   Company. Company has the meaning ascribed in Section 1.1.

h.   Company Assets. Company Assets means all assets owned by the Company.

i.   Distributable Cash. Distributable Cash means all cash of the Company derived from operations, less the following items: (i) any required tax withholdings, and (ii) reserves for expenses related to the Company's operations, as established in the reasonable discretion of the Manager.

j.   Dispute. Dispute shall have the meaning as described in Section 10.1.

k.   Effective Date. Effective Date shall mean November 13, 2023.

l.   Formation Date. Formation Date shall mean the date of filing of the Articles of Organization of the Company.

m.   Good Cause. Good cause shall have the meaning as described in Section 6.5.

n.   Gross Asset Value. Gross Asset Value means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

i.   The Gross Asset Values of Company Assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Internal Revenue Code § 734(b) or Internal Revenue Code § 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations § 1.704-1(b)(2)(iv)(m) and this Agreement; provided, however, that Gross Asset Values shall not be adjusted pursuant to this Paragraph to the extent the Manager determines that an adjustment is unnecessary or inappropriate in connection with a transaction that would otherwise result in an adjustment. If the Gross Asset Value of an asset has been determined or adjusted pursuant to this Agreement, such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

o. <u>Immediate Family</u>. Immediate Family means any Member's spouse (other than a spouse who is legally separated from the Person under a decree of divorce or separate maintenance) or spousal equivalent means (a cohabitant occupying a relationship generally equivalent to that of a spouse), parents, parents-in-law, stepparent, grandparent, descendants (including descendants by adoption), stepchild, brothers, sisters, brothers-in-law, sisters-in-law, and children-in-law.

p. <u>Indemnified Party</u>. Indemnified Party shall have the meaning as described in Section 13.1.

q. <u>Internal Revenue Code</u>. References to the Internal Revenue Code or to its provisions are to the Internal Revenue Code of 1986, as amended from time to time, and the corresponding Regulations, if any. References to the Regulations are to the Regulations under the Internal Revenue Code in effect from time to time. If a particular provision of the Internal Revenue Code is renumbered, or the Internal Revenue Code is superseded by a subsequent federal tax law, any reference is deemed to be made to the renumbered provision or to the corresponding provision of the subsequent law, unless to do so would clearly be contrary to the Company's intent as expressed in this Agreement. The same rule shall apply to references to the Regulations.

r. <u>IRS</u>. IRS means the Internal Revenue Service.

s. <u>Liabilities</u>. Liabilities shall have the meaning as described in Section 13.1.

t. <u>Manager(s)</u>. Manager(s) means a Person that manages the business and affairs of the Company, as provided herein. The initial Manager of the Company shall be Dilshod Jumaniyazov.

u. <u>Member(s)</u>. Member(s) means a Person who acquires a Membership Interest, as permitted under this Agreement.

v. <u>Membership Interest(s)</u>. Membership Interest(s) refers to a Member's right to vote on Company matters, receive information concerning the business and affairs of the Company, and to receive distributions pursuant to this Agreement. Membership Interest(s) shall be determined by dividing a Member's Units by all issued and outstanding Units.

w. <u>Notice</u>. Notice shall have the meaning as described in Section 14.6(c).

x. <u>Partnership Representative</u>. Partnership Representative shall have the meaning as described in Section 1.8.

y. <u>Person(s)</u>. Person(s) shall mean an individual, partnership, joint venture, corporation, limited liability company, trust or unincorporated organization, a government or any department, agency, or political subdivision thereof, or any other entity.

z. <u>Profits and Losses</u>. Profits and Losses mean, for each fiscal year, an amount equal to the Company's taxable income or loss for such year, respectively, determined in accordance with Internal Revenue Code § 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Internal Revenue Code § 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

i. Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses shall be added to such taxable income or loss;

ii. Any expenditures of the Company described in Internal Revenue Code § 705(a)(2)(B) or treated as Internal Revenue Code § 705(a)(2)(B) expenditures pursuant to Regulations § 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits and Losses shall be subtracted from such taxable income or loss;

iii. In the event the Gross Asset Value of any Profit is adjusted pursuant to this Agreement, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits and Losses;

iv. Gain or loss resulting from any disposition of Company Assets with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value; and

v. Notwithstanding any other provision of this Agreement, any items which are specifically allocated pursuant to this Agreement shall not be taken into account in computing Profits and Losses.

aa. <u>Regulations</u>. Regulations mean the Treasury Regulations of the United States.

bb. <u>Required Interest</u>. Required Interest means the vote or consent of greater than fifty percent (>50%) of the Membership Interests entitled to vote.

cc. <u>Reviewed Year</u>. Reviewed Year refers to the taxable year to which an item being adjusted, or that requires adjustment, relates.

dd. <u>Securities Act</u>. Securities Act means the Securities Act of 1933, as amended from time to time.

ee. <u>Transfer</u>. Transfer means, as a noun, any voluntary or involuntary transfer, sale, pledge, hypothecation, or other disposition, and, as a verb, to transfer, sell, pledge, hypothecate, or otherwise dispose of voluntarily or involuntarily.

ff. <u>Unit(s)</u>. Unit(s) means a unit of membership in the Company that is purchased by investors. Investors purchasing Units must be accepted as Members of the Company before becoming Unit holders in the Company.

Article 3. Capitalization of the Company

Section 3.1 Source of Funding

The Company will be funded by the sale of Units. The Manager may issue Units as described in this Agreement.

Section 3.2 Issuance of Units & Use of Proceeds

The Company has (and, to comply with Rule 3a-9 of the Investment Company Act, may only have) a single class of Membership Units, which shall be issued to Members purchasing such Units pursuant to a

Regulation Crowdfunding Offering in consideration for their Capital Contribution. Fractional Units will not be issued. Un-issued Units may not be voted for any action and shall not be allocated any Distributable Cash, Profits, or Losses.

All money received from Members shall be used to purchase non-voting Class B Common Stock of Musaffa, Inc. The Company shall maintain a one-to-one relationship between the number, denomination, type and rights of the Class B Common Stock of Musaffa, Inc. it owns and the number, denomination, type and rights of its securities outstanding. The Membership Units will be uncertificated, unless the Manager (in its sole discretion) agrees to have certificates created and the Crowdfunding Issuer agrees to pay all expenses incurred to do so.

Investors purchasing Units must be accepted as Members of the Company before becoming Unit holders in the Company. Members holding Units shall have the rights and responsibilities as outlined in this Agreement.

Section 3.3   Capital Accounts

A separate Capital Account shall be maintained for each Member in accordance with the applicable provisions of the Regulations.

Each Member's Capital Account shall be credited with such Member's Capital Contributions, such Member's share of Profits allocated to such Member in accordance with the provisions of this Agreement.

Each Member's Capital Account shall be debited by the amount of cash distributed to such Member in accordance with this Agreement, the value of the Member's allocated share of Losses, and any items in the nature of deductions or depreciation that are specifically allocated.

The Manager shall maintain a correct record of all the Members and their Units, together with amended and revised schedules of ownership caused by changes in the Members and changes in Units.

Section 3.4   Borrowing of Money Prohibited

The Company shall not borrow money or guarantee the indebtedness of any other entity.

Section 3.5   Crowdfunding Issuer to Reimburse Expenses

The expenses associated with its formation, operation, or winding up of the Company will be paid by the Crowdfunding Issuer or one of its Affiliates.

Article 4. Distributions and Allocations

Section 4.1   Distributions

The Manager may elect from time to time to make distributions to the Members, whether in the form of cash or Securities, and the amount and timing of such distributions will be determined by the Manager in its reasonable discretion. Such distributions shall be pro-rata to each Member in proportion to the number of Units held. Any distributable cash distributed the Company from the Crowdfunding Issuer must be distributed to the Company's Members within 60 days of receipt.

Section 4.2   Allocation of Profits and Losses

After giving effect to the special allocations described in Section 4.3, and after making all the other adjustments to the Members' Capital Accounts called for by this Agreement, the Company shall allocate all Profits, Losses, and similar tax items to the Members pro-rata, in proportion to their Membership Interests.

Allocation of Profits and Losses may be modified by subsequent agreement to conform to adjustments made to the Membership Interests because of any non-uniform distributions of cash and any liquidating distributions.

Section 4.3   Special Allocations

a.   <u>Qualified Income Offset</u>. If a Member, or applicable Assignee, unexpectedly receives any adjustments, allocations, or distributions described in Regulations §§ 1.704-1(b)(2)(ii)(d)(4)-(d)(6), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to each such Person in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Capital Account of such Person as quickly as possible, provided that an allocation pursuant to this Section shall be made only if and to the extent that such Person would have a negative Capital Account after all other allocations provided for in this Article 4 have been tentatively made as if this Section were not in the Agreement.

b.   <u>Section 704(c) Allocations</u>. In accordance with Internal Revenue Code § 704(c) and the applicable Regulations issued pursuant to Internal Revenue Code § 704(c), income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members, or applicable Assignees, so as to take into account any variation between the adjusted basis of such property to the Company for federal income tax purposes and initial Gross Asset Value of such property. In the event the Gross Asset Value of any Company Asset is adjusted pursuant to this Agreement, subsequent allocations of income, gain, loss, and deduction with respect to such property shall take into account any variation between the adjusted basis of such property for federal income tax purposes and Gross Asset Value of such property in the same manner as under Internal Revenue Code § 704(c) and the Regulations. Any elections or other decisions relating to such allocations shall be made by the Manager in any manner that reasonably reflects the purpose of this Agreement. Allocations made pursuant to this Section are solely for purposes of federal, state, and local taxes and shall not affect or in any way be taken into account in computing any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

c.   <u>Minimum Gain Chargeback</u>. Notwithstanding anything to the contrary in this Agreement, Profits and Losses shall be allocated as though this Agreement contained (and therefore is hereby incorporated herein by reference) minimum gain chargeback and partner minimum gain chargeback provisions, which comply with the requirements of Regulations § 1.704-2. For purposes of applying the minimum gain chargeback, non-recourse deductions for any taxable year shall be specially allocated among the Members, or applicable Assignees, in the same proportions that Losses for any such year would be allocated under Section 4.2.

d.   <u>Allocations in Event of Re-characterization</u>. If transactions between the Company and Members, or applicable Assignees, are re-characterized, imputed, or otherwise treated in a manner the effect of which is to increase or decrease the Profits or Losses of the Company, and correspondingly decrease or increase the taxable income, deduction, or loss of one or more Members or applicable Assignees, the allocations set forth in this Article shall be adjusted to eliminate, to the greatest extent possible, the consequences of such re-characterization or imputation.

e.   Other Allocations. The Manager shall make such other special allocations as are required in order to comply with any mandatory provision of the Regulations or to reflect a Member's or applicable Assignee's economic interest in the Company, determined with reference to such Person's right to receive distributions from the Company.

Section 4.4   Imputed Underpayments

a.   Modifications of Imputed Underpayments. Other than as is otherwise expressly stated in this Agreement, the Manager may make any request for modifications of an "imputed underpayment" to the IRS, or cause the Partnership Representative or other Person to make any such request for any such modification, under the Internal Revenue Code as the Manager deems to be in the best interests of the Company, even if such an election has a negative effect on the Capital Account of one or more current or former Members.

b.   Election in the Event of an Imputed Underpayment. In the event that the IRS determines that there is one or more "imputed underpayments" for any taxable year, then the Partnership Representative is hereby expressly authorized and directed to make an election under § 6226 under the Internal Revenue Code as set forth in the rules released on January 2, 2018, or their successors or replacements, without the vote or consent of the Members, within forty-five (45) days of the date the respective final partnership adjustment is mailed to the Company. In the event that the Partnership Representative chooses to make such an election, each Member's share of the adjustment shall be calculated as follows:

i.   For an adjustment that involves the allocation of an item to a specific Member or former Member or in a specific manner, including a reallocation of an item, each Member's or former Member's share of the adjustment, and any amounts attributable to such adjustment, shall be the total amount of the item that should have been allocated in the Reviewed Year; and

ii.   For all other adjustments, the total adjustment, and any amounts attributable to such adjustment, shall be allocated as such items should have been allocated as described in subsection Section 4.2 above, and any other applicable provisions of this Agreement, in the Reviewed Year.

Article 5. Management of the Company

Section 5.1   General Authority of the Manager

Subject to the specific rights given the Members in this Agreement, all decisions respecting any matter affecting or arising out of the conduct of the business of the Company shall be made by the Manager, who shall have the exclusive right and full authority to manage, conduct, and operate the Company's business.

The Manager shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that such Manager may deem to be reasonably required to accomplish the purpose of the Company.

The Manager shall manage and administer the Company according to this Agreement and shall perform all duties prescribed for a manager by the WLLCA.

Section 5.2   Actions of the Manager

Unless otherwise set forth in this Agreement, if there is more than one Manager, any Manager may act independently on behalf of the Company, or with regard to the administration of the Company, without the joinder of any other Manager, and any authority granted to the Manager under this Agreement or by the WLLCA may be duly exercised by any single Manager.

Section 5.3   Authority to Make or Terminate Tax Elections

The Manager may, but shall not be required to, cause the Company to make or terminate any elections applicable to the Company for federal and state income tax purposes, as the Manager deems to be in the best interests of the Members and the Company, without prior Notice to any Member. Such elections shall include, but are not limited to, an optional adjustment to basis election under § 754 of the Internal Revenue Code relating to distributions of Company Assets in a manner provided for in § 734 of the Internal Revenue Code and, in the case of a Transfer of a Unit, in a manner provided for in § 743 of the Internal Revenue Code.

Section 5.4   Delegation to Agent

The Manager may delegate or proxy to any agent the power to exercise any or all powers granted such Manager as provided in this Agreement, including those that are discretionary, if allowed by law. The delegating Manager may terminate any delegation at any time. The delegation of any such power, as well as the revocation of any such delegation, shall be evidenced by an instrument in writing executed by the delegating Manager.

Section 5.5   Officers

The Manager is authorized to appoint one or more officers from time to time and to delegate authority thereto. The officers shall hold office until their successors are chosen and qualified. Subject to any employment agreement entered into between the officer and the Company, an officer shall serve at the pleasure of the Manager.

Section 5.6   Specific Powers of the Manager

Without limiting the authority set forth in Section 5.1, the Manager shall have power and authority on behalf of the Company to:

a.   Issue Units in accordance with this Agreement;

b.   Acquire, hold, dispose of, and otherwise invest in securities of the Crowdfunding Issuer;

c.   Execute on behalf of the Company all instruments and documents necessary to the business of the Company (including any shareholder resolutions or shareholder related instruments from the Crowdfunding Issuer);

d.   Amend this Agreement pursuant to Section 14.3;

e.   Open financial accounts in the name of the Company;

f.   Disburse Distributable Cash, invest Capital Contributions in securities of the Crowdfunding Issuer, and pay fees and expenses as set forth in this Agreement;

g.   Employ, contract with, and/or dismiss agents, employees, contractors, brokers, accountants, legal counsel, managing agents, or other Persons to perform services for the Company, so long as all expenses associated with its formation, operation, or winding up of the Company are paid or reimbursed by the Crowdfunding Issuer or an Affiliate;

h.   Vote the securities of the Crowdfunding Issuer held by the Company in accordance with Section 7.4.

i.   Institute, prosecute, defend, settle, compromise, and dismiss actions or proceedings brought by, on behalf of, or against the Company; and

j.   Do and perform all other acts as may be necessary or appropriate to conduct the Company's business.

Article 6. The Manager

Section 6.1   The Manager

The Manager shall manage and administer Company Assets and perform all other duties prescribed for a manager by the WLLCA. The Company must have at all times at least one Manager. No other Person shall have any right or authority to act for or bind the Company except as permitted in this Agreement or as required by law. The Manager shall have no personal liability for the obligations of the Company.

Section 6.2   Extent and Scope of Services

During the existence of the Company, the Manager shall devote such time and effort to the Company's business as the Manager, in its sole discretion, determines to be necessary to promote adequately the interest of the Company and the mutual interest of the Members.

It is specifically understood and agreed that the Manager and its Affiliates shall not be required to devote full time to the Company's business.

The Manager and any of the Manager's Affiliates may engage in and possess interests in other business ventures of any and every type or description, independently or with others. Neither the Company nor any Member shall have any right, title, or interest in or to such independent ventures of the Manager. The Manager and the Manager's Affiliates may compete with the Company through any such independent venture, without liability to the Company for so doing. Any duties of care or loyalty which the Manager could be considered to possess by virtue of its position are hereby waived to the maximum extent permitted by law.

Notwithstanding any fiduciary duty owed by the Manager to the Company or the Members, the Manager is under no obligation to present any investment opportunity to the Company, even if such opportunity is of a character that, if presented to the Company, could be taken by the Company for its own account.

Section 6.3   Employment of Professionals

The Company may employ such brokers, agents, accountants, attorneys, and other advisors as the Manager may determine to be appropriate for the Company's business. The Company may employ Affiliated or unaffiliated service providers as necessary or convenient to facilitate the operations of the Company, so long as the cost of such employment is paid by (or reimbursed by, if paid by the Company) the Crowdfunding Issuer or its Affiliates. Alternatively, the Crowdfunding Issuer or its Affiliates may provide such services to the Company using its own in-house personnel.

Section 6.4   Voluntary Withdrawal of a Manager

A Manager of the Company may resign at any time by giving written Notice to all of the Members of the Company. The resignation of a Manager shall take effect ninety (90) days after receipt of Notice thereof or at such other time as shall be specified in such Notice or otherwise agreed between the Manager and Members. The acceptance of such resignation shall not be necessary to make it effective.

Section 6.5   Removal of a Manager

A Manager may be removed for Good Cause by Members holding seventy-five percent (75%) of the voting Membership Interests. For purposes of the foregoing, "Good Cause" means that the Manager conducted itself on behalf of the Company in a manner that (i) constitutes gross negligence or willful misconduct, and (ii) has a material, adverse effect on the Company. In the event the Members vote to remove a Manager for Good Cause, the Manager shall have the right to submit the question of whether sufficient grounds for removal exist to binding arbitration to be conducted as further described in the Agreement.

If a Manager is removed for Good Cause, its rights to any Units it holds will be unaffected including its right to vote and receive Distributable Cash pursuant to Section 4 above. No Member, including the Manager, if applicable, will have any special right to withdraw upon a removal of a Manager.

Section 6.6   Additional Managers

At any time, the Manager, in its sole discretion, may designate any Person (regardless of whether a Member) a Manager. If all of the Managers withdraw, are removed, or otherwise cannot serve as Managers for any reason, a majority of voting Membership Interests shall, within ninety (90) days after the date the last remaining Manager has ceased to serve, designate one or more new Managers effective as of the date of such withdrawal, removal, or inability to serve. Any Person becoming a Manager will automatically have the rights, authorities, duties, and obligations of a Manager under the Agreement.

Section 6.7   Management Compensation

The Manager will not receive compensation for its services to the Company, unless that compensation is paid by the Crowdfunding Issuer or its Affiliates. The Crowdfunding Issuer or its Affiliates (and not the Company) may reimburse the Manager as may be appropriate in the event that the Manager pays an obligation that is properly the responsibility of the Company.


Article 7. The Members


Section 7.1   Member Identification

The Units will be uncertificated. All Members of the Company and their Units shall be listed on Exhibit B, which is incorporated and made a part hereof, or tracked by a Transfer Agent retained by the Crowdfunding Issuer. Unless ownership is tracked by a Transfer Agent, the Manager shall update Exhibit B from time to time as necessary to accurately reflect the information contained therein.

Section 7.2   Limited Liability of Members

No Member shall be required to make any contribution to the capital of the Company for the payment of any Losses or for any other purposes; nor shall any Member be responsible or obligated to any third party for any debts or liabilities of the Company in excess of the sum of that Member's total Capital Contribution and share of any undistributed Profits of the Company.

Section 7.3   No Right for a Member to Participate in Management, Withdrawal, or Cause Dissolution

No Member, other than a Manager who is additionally a Member, may participate in the management and operation of the Company's business or its investment activities or bind the Company to any obligation or liability whatsoever.

No Member shall have the right to withdraw from the Company or to receive a return of any of its contributions to the Company until the Company is terminated and its affairs wound up.

No Member shall have the right or power to cause the dissolution and winding up of the Company by court decree or otherwise.

Section 7.4   Right of Members to be Consulted Regarding Voting and Tender or Exchange Offers

The Manager must consult with and follow the instructions of the Majority of Members prior to (1) voting the Crowdfunding Issuer securities held by the Company and (2) participating in tender or exchange offers or similar transactions conducted by the Crowdfunding Issuer.

With regards to any of these actions, the Manager shall seek instructions from each Member and vote the Crowdfunding Issuer securities held by the Company in the same proportion as the Instructions proceed. For example, if the Company holds 100 shares of the Crowdfunding Issuer, and holders of 70% of the Company's Units instruct the Manager to vote yes, 24% of the Company's Units instruct the Manager to vote no on a particular action, and 6% do not provide instructions, the Manager shall cause the Company to have 70 of its shares vote "yes," 24 of its share vote "no," and the remaining 6 shares not vote.

Section 7.5   Right of Members to Direct Company to Assert Shareholder Rights

Each Member shall have the right to direct the Company to assert those rights under State and Federal law that the Member would have if he or she had invested directly in the Crowdfunding Issuer. The Member asserting such rights shall pay for or reimburse the Company for all costs incurred because of such assertion (unless the Crowdfunding Issuer agrees to pay such costs), but the Company and its Manager shall have a duty to minimize these costs as much as reasonably practical.

Section 7.6   Breach of this Agreement

A Member will breach this Agreement if the Member:

   a.   Attempts to withdraw from the Company, other than as permitted herein;

   b.   Interferes in the management of the Company's affairs;

   c.   Engages in conduct which results in the Company losing its tax status as a partnership; or

   d.   Fails to discharge a legal duty to the Company.

A Member who is in breach of this Agreement shall be liable to the Company for damages caused by the breach. The Company may offset for the damages against any distributions or return of capital to the Member who has breached this Agreement.

Section 7.7   Voting

The Members' consent or vote of not less than a Required Interest shall be required to cause the Company to do anything set forth in this Section, except as otherwise set forth in this Agreement. No Member shall have the right to vote on Company actions except as described in this Section.

The Members, but not Assignees, shall have the right to vote on the following matters:

a.   The removal of a Manager, as set forth in Section 6.5, or appointment of an additional Manager, as set forth in Section 6.6;

b.   Amendment of the Agreement, other than as described in Section 14.3;

c.   Any action by the Company which would result in the sale of Class B Common Stock of Musaffa, Inc., or the exchange of such any such stock for any other Securities (unless such exchange is in accordance with a plan by Mustaffa, Inc. to exchange all of its Class B Common Stock for a different security, in which case any vote by the Company concerning such plan will be governed by Section 7.4);

d.   Such other matters as are required by this Agreement or the WLLCA.

Article 8. Meetings and Notice

Section 8.1   Annual Meetings

No annual meeting of the Manager or the Members is required.

Section 8.2   Special Meetings

Special meetings of the Members or Manager may be called by the Manager or by Members holding at least ten percent (10%) of the Membership Interests entitled to vote. Special meetings of the Members or Manager shall be called upon delivery to the Members and Manager of a Notice of a special meeting given in accordance with Section 8.3.

Section 8.3   Notice of Meetings

At least ten (10), but no more than sixty (60), days before the date of a meeting, the Company shall deliver a Notice stating the date, time, and place of any meeting of the Members or Manager, and a description of the purposes for which the meeting is called, to each Manager and each Member entitled to vote at the meeting, at such address as appears in the records of the Company.

Section 8.4   Waiver of Meeting Notice

A Member or Manager may waive notice of any meeting, before or after the date and time of the meeting as stated in the Notice, by delivering a signed waiver to the Company for inclusion in the minutes. A Member's or Manager's attendance at any meeting, in person or by proxy, waives objection to lack of notice or defective notice of the meeting, unless the Member or Manager, at the beginning of the meeting, objects to holding the meeting or transacting business at the meeting. A Member or Manager waives objection to consideration of a particular matter at the meeting that is not within the purposes described in the meeting Notice, unless the Member or Manager objects to considering the matter when it is presented.

Section 8.5   Voting by Proxy

A Member or Manager may appoint a proxy to vote or otherwise act for such Member or Manager pursuant to a written appointment executed by the Member or Manager or such Persons duly authorized as attorney-in-fact. An appointment of a proxy is effective when received by the secretary or other officer or agent of the Company authorized to tabulate votes. The general proxy of a fiduciary is given the same effect as the general proxy of any other Member or Manager. A proxy appointment is valid for an unlimited term unless otherwise expressly stated in the appointment form or unless such authorization is revoked by the Member or Manager who issued the proxy.

Section 8.6   Action by Consent

Any action required or permitted to be taken at a meeting of the Members or Manager may be taken without a meeting if the action is taken by Members holding sufficient voting Units, or Manager with sufficient authority, to vote on the action. The action must be evidenced by one or more written consents describing the action taken, which consents, in the aggregate, are signed by sufficient Membership Interests entitled to vote on the action and delivered to the Company for inclusion in the minutes.

Section 8.7   Quorum

A quorum for a meeting of the Members shall be the Members holding at least a majority in interest of the Membership Interests entitled vote.

Section 8.8   Presence

Any or all the Members or the Manager may participate in any meeting of the Members by, or through the use of, any means of communication by which all the Members and Manager participating may simultaneously hear each other during the meeting. A Member or Manager so participating is deemed to be present in person at the meeting.

Section 8.9   Conduct of Meetings

At any meeting of the Members or Manager, the Manager shall preside at the meeting and shall appoint a Person to act as secretary of the meeting. The secretary of the meeting shall prepare minutes of the meeting, which shall be placed in the minute books of the Company.

Article 9. Books, Records and Bank Accounts

Section 9.1   Books and Records

The Manager shall keep books of account with respect to the operation of the Company. Such books shall be maintained at the principal office of the Company, or at such other place as the Manager may determine.

Section 9.2   Access to Information from Company and Crowdfunding Issuer

Subject to the provisions of this Section, each Member (and/or its designee) may examine and audit the Company's books, records, accounts, and assets at the principal office of the Company, or such other place as the Manager may specify, during usual business hours, subject to such reasonable restrictions as may be imposed by the Manager. All expenses attributable to any such examination or audit shall be borne by such Member.

Additionally, the Company shall promptly provide all Members with access to any information that it receives from the Crowdfunding Issuer as a shareholder of record of the Crowdfunding Issuer.

An Assignee has no right to information regarding the Company. Though Assignees are not entitled to information, if they have or acquire information, they are subject to the confidentiality provisions of this Article, as those provisions apply to the Members.

Section 9.3   Confidential Information

The Members acknowledge that they may receive information regarding the Company or the Crowdfunding Issuer in the form of trade secrets or other information that is confidential, the release of which may be damaging to the Company or to Persons with whom it does business.

Each Member shall hold in strict confidence any information it receives regarding the Company that is identified as being, or reasonably understood to be, confidential and may not disclose it to any Person other than another Member, except for disclosures:

a.   compelled by law, but the Member must notify the Manager promptly of any request for that information before disclosing it, if practicable, to allow the Manager the opportunity to seek a protective order from a court of competent jurisdiction;

b.   to advisers or representatives of the Member, but only if they have also agreed to be bound by the provisions of this Section; and

c.   of information that the Member has received from a source independent of the Company, which the Member reasonably believes it obtained without breach of any obligation of confidentiality.

Section 9.4   Accounting Basis and Fiscal Year

The books of account of the Company shall be kept using appropriate accounting methods, as determined by the Manager, unless otherwise required by law, and shall be closed and balanced at the end of each Company year. The fiscal year of the Company shall be the same as the Fiscal Year of the Crowdfunding Issuer.

Section 9.5   Reports

The Manager shall, at the Company's expense, use commercially reasonable efforts to cause the Company to furnish to each of the Members regular financial and asset management reports and, within seventy-five (75) days after the end of each calendar year, all information related to the Company necessary for the preparation of the Members' federal and state income tax returns. All financial statements and reports shall be prepared at the expense of the Company.

Section 9.6   Bank Accounts and Company Funds

All funds of the Company shall be held in a separate bank account in the name of the Company, as determined by the Manager. All accounts used by or on behalf of the Company shall be and remain the property of the Company, and shall be received, held, and disbursed by the Manager for the purposes specified in this Agreement.

Article 10. Internal Dispute Resolution Procedure

ALL PROSPECTIVE MEMBERS SHOULD CAREFULLY READ THIS ENTIRE ARTICLE 10 TO ENSURE THAT THEY UNDERSTAND THAT BY SIGNING THIS AGREEMENT THEY ARE GIVING UP THE RIGHT TO TRIAL AND REIMBURSEMENT OF EXPENSES RELATED TO ANY DISPUTE. THE PRIMARY PURPOSE OF THIS ARTICLE IS TO PROTECT THE MEMBERS AND THEIR RESPECTIVE INVESTMENTS IN THE COMPANY.

Section 10.1   Introduction

Because the nature of the Company is to generate profits from the Company's operations, it is imperative that one Member's dispute with the Manager and/or other Members is not allowed to diminish the profits available to other Members. Litigation could require diversion of the Company's profits to pay attorneys' fees or could tie up Company funds necessary for the operation of the Company, impacting the profitability of the investment for all the Members. The only way to prevent such needless expense is to have a comprehensive dispute resolution procedure in place, to which each of the Members have specifically agreed in advance of membership in the Company. The procedure described below requires an aggrieved party to take a series of steps designed to amicably resolve a dispute on terms that will preserve the interests of the Company and other non-disputing Members, before invoking a costly remedy, such as arbitration.

In the event of a dispute, claim, question, or disagreement between the Members or between the Manager and one or more Members arising from or relating to this Agreement, the breach thereof, or any associated transaction (hereinafter "Dispute"), the Manager and the Members hereby agree to resolve such Dispute by strictly adhering to the dispute resolution procedure provided in this Article.

Section 10.2   Notice of Disputes

The aggrieved party must send written Notice of a Dispute to the Manager.

Section 10.3   Negotiation of Disputes

The parties hereto shall use their best efforts to settle any Dispute. To this effect, they shall consult and negotiate with each other in good faith and, recognizing their mutual interests, attempt to reach a just and equitable solution satisfactory to all parties. If, within a period of ninety (90) days after written Notice of such Dispute has been served by either party on the other, the parties have not reached a negotiated solution, then upon further Notice by either party, the Dispute shall be submitted to mediation administered by the American Arbitration Association ("AAA") in accordance with the provisions of its commercial mediation rules. The onus is on the aggrieved party to initiate each next step in this dispute resolution procedure as provided below.

      a.   <u>Tiebreaker Provision</u>. If the disputing parties are unable or unwilling to attempt a negotiated agreement on their own within thirty (30) days of Notice of the Dispute, they shall appoint a mutually acceptable neutral party who shall be either an attorney or CPA licensed in Wyoming, familiar with the Securities Act, the WLLCA, and Regulation Crowdfunding offerings, to review the facts surrounding the Dispute and offer a nonbinding tiebreaking vote and/or proposed resolution. All costs and fees for such informal resolution shall be split equally between the parties to the dispute.

Section 10.4   General Provisions for Alternative Dispute Resolution

On failure of negotiation and mediation, as a last resort, binding arbitration shall be used to ultimately settle the Dispute. The following provisions shall apply to any subsequent mediation or arbitration.

a. <u>Preliminary Relief</u>. Any party to the Dispute may seek preliminary relief at any time after negotiation described above has failed, but prior to arbitration, under the "Optional Rules for Emergency Measures of Protection of the AAA Commercial Arbitration Rules and Mediation Procedures." The AAA case manager may appoint an arbitrator who will hear only the preliminary relief issues without going through the arbitrator selection process described in this Article.

b. <u>Consolidation</u>. Identical or sufficiently similar Disputes presented by more than one Member may, at the option of the Manager, be consolidated into a single negotiation, mediation, and/or arbitration.

c. <u>Location of Mediation or Arbitration</u>. Any mediation or arbitration shall be conducted in the venue set forth in Section 10.8, and each party to such mediation or arbitration must attend in person.

d. <u>Attorney Fees and Costs</u>. Each party shall bear its own costs and expenses (including its own attorneys' fees) and an equal share of the mediator or arbitrators' fees and any administrative fees, regardless of the outcome.

e. <u>Maximum Award</u>. The maximum amount a party may seek during mediation or be awarded by an arbitrator is the amount equal to the party's Capital Contributions and any Distributable Cash or interest to which the party may be entitled. An arbitrator will have no authority to award punitive or other damages.

f. <u>AAA Commercial Mediation or Arbitration Rules</u>. Any Dispute submitted for mediation or arbitration shall be subject to the AAA's commercial mediation or arbitration rules. If there is a conflict between these rules and this Article, this Article shall be controlling.

Section 10.5   Mediation

Any Dispute that cannot be settled through negotiation as described in this Article may proceed to mediation. The parties shall try in good faith to settle the Dispute by mediation, which each of the parties to the Dispute must attend in person, before resorting to arbitration. If, after no less than three (3) face-to-face mediation sessions, mediation proves unsuccessful at resolving the Dispute, the parties may then, and only then, resort to binding arbitration as described in Section 10.6.

If the initial mediation(s) does not completely resolve the Dispute, any party may request, for good cause (which shall be specified in writing) a different mediator for subsequent mediation(s) by serving Notice of the request on the other parties for approval. If good cause exists, such request shall not be unreasonably denied.

a. <u>Selection of Mediator</u>. The complaining party shall submit a request for mediation to the AAA. The AAA will appoint a qualified mediator to serve on the case. The parties will be provided with a biographical sketch of the mediator. The parties are instructed to review the sketch closely and advise the AAA of any objections they may have to the appointment in writing within five (5) days of receipt. If no objections are received within this timeframe, the mediator shall be deemed acceptable and mediation scheduled as soon as possible thereafter.

The preferred mediator shall have specialized knowledge of securities law, unless the dispute pertains to financial accounting issues, in which case the arbitrator shall be a certified public accountant, or if no such Person is available, shall be generally familiar with the subject matter involved in the Dispute. If the parties are unable to agree on the mediator within thirty (30) days of the request for mediation, the AAA case manager will make an appointment.

Section 10.6   Arbitration

Any Dispute that remains unresolved after good faith negotiation and three (3) failed mediation sessions shall be settled by binding arbitration. Judgment on the award rendered by the arbitrator(s) may be entered in any court of competent jurisdiction.

      a.   <u>Selection of Arbitrator</u>. Prior to arbitration, the complaining party shall cause the appointment of an AAA case manager by filing of a claim with the AAA along with the appropriate filing fee and serving it on the defending party. The AAA case manager shall provide each party with a list of proposed arbitrators who meet the qualifications described below, or if no such Person is available, are generally familiar with the subject matter involved in the Dispute. Each side will be given a number of days to strike any unacceptable names, number the remaining names in order of preference, and return the list to the AAA. The AAA case manager shall then invite Persons to serve from the names remaining on the list, in the designated order of mutual preference. Should this selection procedure fail for any reason, the AAA case manager shall appoint an arbitrator as provided in the applicable AAA Commercial Arbitration Rules.

      b.   <u>Qualifications of Arbitrator</u>. The selected arbitrator shall have specialized knowledge of securities law, unless the dispute pertains to financial accounting issues, in which case the arbitrator shall be a certified public accountant. Further, the selected arbitrator must agree to sign a certification stating that he/she has read this Agreement and all of the documents relevant to this Agreement in their entirety.

      c.   <u>Limited Discovery</u>. Discovery shall be limited to only this Agreement and those documents pertaining to this Agreement, any written correspondence between the parties, and any other documents specifically requested by the arbitrator as necessary to facilitate his or her understanding of the Dispute. The parties may produce witnesses for live testimony at the arbitration hearing at their own expense. A list of all such witnesses and complete copies of any documents to be submitted to the arbitrator shall be served on the arbitrator and all other parties within forty-five (45) days of the arbitration hearing, at the submitting party's expense.

Section 10.7   Maintenance of the Status Quo

Unless preliminary relief has been sought and granted pursuant to Section 10.4(a) above, while a Dispute is pending, the Manager shall continue all operations and distributions of Distributable Cash in accordance with the provisions set forth in this Agreement as if the Dispute had not arisen, except that, a complaining Member's distributions shall be suspended and held in trust by the Manager pending the outcome of the Dispute.

Section 10.8   Venue

Except for cause of action under the Securities Act of 1933, the Securities Exchange Act of 1934, or the Investment Advisors Act of 1940, as they may be amended from time to time and including the rules promulgated thereunder, venue for any Dispute arising under this Agreement or any Disputes among any Members or the Company shall be in the county of the principal office of the Company.

<center>**Article 11. Transfers and Member Admissions**</center>

Section 11.1   Assignee Interest Transferred

The transferee of a Unit will be an Assignee until such time as the Assignee satisfies the requirements of Section 11.5 to become a Member. Until such time as an Assignee is admitted as a Member, such Assignee shall have only those rights set forth in Section 11.2 of this Agreement.

An Assignee must execute, acknowledge, and deliver to the Company a written acceptance and adoption of this Agreement by the Assignee and execute, acknowledge, and deliver to the Manager a power of attorney in the form or containing the provision of authority provided in Exhibit A.

Section 11.2   Rights of an Assignee

If an Assignee is not admitted as a Member because of the failure to satisfy the requirements of Section 11.5, such Assignee shall nevertheless be entitled to receive such distributions from the Company as the transferring Member would have been entitled to receive under this Agreement had the transferring Member retained such Units.

Assignees shall have no other rights of the Members, including voting rights and access to Company records and information. Members have legal and economic rights, while Assignees only have the right to receive economic benefits.

Section 11.3   Assignee to Assume Tax Liability

The Assignee of a Unit, as well as any Person who acquires a charging order against a Unit, shall report income, gains, Losses, deductions, and credits with respect to such Unit for the period in which the Assignee interest is held or for the period the charging order is outstanding. The Manager shall deliver to the Assignee or the holder of such charging order, as the case may be, all tax forms required to be delivered to the Members generally indicating that the income from such Unit has been allocated to the holder of the Assignee interest or the holder of the charging order.

Section 11.4   Admission of Members

The Company may, from time to time, admit Assignees of Units from Members as Additional Members, with consent from the Manager.

Section 11.5   Admission Procedure

No Person shall be admitted as a Member unless such Person executes, acknowledges, and delivers to the Company such instruments as the Manager may deem necessary or advisable to effect the admission of such Person as an Additional Member, including, without limitation, the written acceptance and adoption by such Person of the provisions of this Agreement, the power of attorney in the form or containing the provision of authority provided in Exhibit A, pertinent tax information, as well as any amendments to this Agreement and attorneys' fees and costs necessitated by the admission of such Additional Member. Exhibit B will be revised, from time to time, to reflect the admission of any Additional Member.

Section 11.6   Restrictions on Transfer

Units, or any interest thereof, may not be the subject of any assignment, pledge, mortgage, hypothecation, gift, sale, resale, or other disposition or encumbrance (collectively, a "Transfer"), either to a prospective Assignee or prospective Member, unless at least one year has passed since the date on which the original Units were issued, or the Units are subsequently registered under the Securities Act of 1933 and appropriate state securities laws.

Further, no Transfers may be approved, Assignee rights granted, and/or Additional Members admitted unless the Transfer: (a) is approved by the Manager, which approval may be granted or withheld in its sole discretion and subject to such conditions as it may impose; (b) is evidenced by a written agreement, in form and substance satisfactory to the Manager, that is executed by the transferor, the transferee(s), and the

Manager; (c) will not result in violation of the registration requirements of the Securities Act; (d) will not require the Company to register as an investment company under the Investment Company Act of 1940, as amended, (e) will not cause 25% or more of the Company to be held by "benefits plan investors" as that term is defined in the Employee Retirement Income Security Act of 1974 or any regulations proposed or promulgated thereunder; and (f) will not result in the Company being classified for United States federal income tax purposes as an association taxable as a corporation.

Unless the Crowdfunding Issuer or an Affiliate agrees in writing to pay these expenses; the transferor of any Units is required to reimburse the Company for any expenses reasonably incurred in connection with a Transfer, including any legal, accounting, and other expenses, **regardless of whether such Transfer is consummated**.

The transferee of any Units in the Company that is admitted to the Company as a substitute Member shall succeed to the rights and liabilities of the transferor Member, and, after the effective date of such admission, the Capital Account of the transferor shall become the Capital Account of the transferee to the extent of the Units transferred.

Section 11.7   Non-Recognition of an Unauthorized Transfer or Assignment

Any attempted Transfer in violation of the provisions of this Agreement is void *ab initio*. The Company shall not be required to recognize the purported interest in the Company of any transferee or Assignee who has obtained such purported interest in the Units as a result of a Transfer that is not authorized by this Agreement. If the Transfer is in doubt, or if there is reasonable doubt as to who is entitled to a distribution of the income realized from a Unit or the interest of an Assignee, the Company may accumulate the income until this issue is finally determined and resolved. Accumulated income shall be credited to the Capital Account of the Member or Assignee whose interest is in question.

Section 11.8   Permitted Transfers

Prior to the expiration of the one-year restriction on resale, a Member may only Transfer its Units to:

a.   To the Company or the Crowdfunding Issuer;

b.   To an Accredited Investor, as that term is defined by Rule 501(a) of Regulation D (17 CFR § 230.501(a)), as may be amended from time to time (the seller and the Company must reasonably believe that this person comes within any of such categories at the time of the sale of the securities);

c.   To a member of the Member's Immediate Family of the purchaser, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the Immediate Family of the purchaser; or

d.   In connection with the death or divorce of the purchaser, providing the terms of Section 11.9 are followed.

Such transfers will be permitted only so long as the proposed Transfer does not: (a) cause the Company to terminate for federal income tax purposes; (b) result in any event of default as to any secured or unsecured obligation of the Company; (c) result in a violation of the Securities Act; (d) cause a reassessment of any Company Assets; (e) will not cause 25% or more of the Company to be held by "benefits plan investors" as that term is defined in the Employee Retirement Income Security Act of 1974 or any regulations proposed or promulgated thereunder or (f) cause any other material, adverse effect to the Company.

Section 11.9   Involuntary Transfers

Upon the death, disability, bankruptcy, insolvency, liquidation, or dissolution of a Member, the rights and obligations of that Member under this Agreement shall inure to the benefit of, and shall be binding upon, that Member's successor(s), estate, or legal representative, and each such Person shall be treated as an Assignee until and unless such Person is admitted as a Member pursuant to the Agreement.

Upon the death or incapacity of an individual Member or holder of an Assignee interest, the personal representative of the individual Member or holder of such interest shall have the same rights, with respect to the Unit holder or Assignee's interest, as those held by the deceased or incapacitated person, for the purpose of settling or managing the Member's or holder's estate or affairs.

Upon any Transfer pursuant to any decree of divorce, dissolution, or separate maintenance, any property settlement, any separation agreement, or any other agreement with a spouse (excluding a permitted Transfer to Immediate Family as set forth in Section 11.8) under which any Units are awarded to the spouse of the Member, such transferee spouse shall be treated as an Assignee until and unless such Person is admitted as a Member pursuant to the Agreement.

An Assignee of any Transfer under this Section shall be bound by all of the terms and conditions of this Agreement.

Article 12. Dissolution and Termination

Section 12.1   Events of Dissolution

The Company shall be dissolved upon the occurrence of any of the following events:

a.   The written consent of the Manager, in the sole discretion, to dissolve the Company and distribute all its assets to the Members;

b.   The withdrawal of the Manager unless (i) the Company has at least one other Manager, or (ii) within ninety (90) days after the withdrawal, a Required Interest votes to continue the business of the Company and to appoint, effective as of the date of withdrawal, one or more additional Managers;

c.   The withdrawal of all the Members, unless the Company is continued in accordance with the WLLCA;

d.   The Company is to be dissolved upon the entry of a decree of judicial dissolution by a court of competent jurisdiction.

Section 12.2   Effective Date of Dissolution

Absent an election to continue the Company as provided in this Article, dissolution of the Company shall be effective on the date on which the event occurs giving rise to the dissolution, but the Company shall not be wound up until cancelation of the Company's Articles Of Organization and all remaining Company Assets have been distributed, as provided in this Agreement.

Section 12.3   Operation of the Company after Dissolution

During the period in which the Company is winding up, the business of the Company and the affairs of the Members shall continue to be governed by this Agreement.

Section 12.4   Distribution or Liquidation of Company Assets

Upon dissolution of the Company, the Manager or, in the absence of a Manager, a liquidator appointed by a Required Interest, may either (1) engage in the in-kind distribution of all Class B Common Stock of Musaffa, Inc. and other assets held by the Company to its Members, provided that the Crowdfunding Issuer or an Affiliate agree to pay all expenses and liabilities which may be associated with dissolution of the Company, or (2) liquidate remaining Company Assets, apply and distribute the proceeds derived from the liquidation of the remaining Company Assets as contemplated by this Agreement.

Subject to the approval of the Manager, a Member or group of Members may designate a different entity to receive any in-kind distribution, or designate an alternative distribution procedure (provided such alternative distribution procedure does not prejudice any of the other Members who do not consent to such procedure in writing).

a.   Payment of Company Creditors and Provision for Reserves. The proceeds derived from the liquidation of Company Assets shall first be applied toward or paid to any creditor of the Company who is not a Member. The order of priority of payment to any creditor shall be as required by applicable law. After payment of liabilities owing to creditors, excluding the Members, the Manager or liquidator shall set up such reserves as are deemed reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company.

b.   Ability to Create an Escrow Account. Any reserves for contingent liabilities may, but need not, be paid over by the Manager or liquidator to a bank to be held in escrow for the purpose of paying any such contingent or unforeseen liabilities or obligations. Following the expiration of such period as the Manager or liquidator may deem advisable, such remaining reserves shall be distributed to the Members or their assigns in the order of priority set forth in the provisions of this Agreement relating to distributions to the Members.

c.   Distribution of Company Assets after the Payment of Liabilities and Establishment of Reserves. After paying liabilities and providing for reserves, the Manager or liquidator shall satisfy any debts owed to the Members with the remaining net assets of the Company, if any, and then distribute any remaining assets to the Members, as set forth in Section 4.1.

d.   Non-Cash Assets. Distributions during the winding up period may be made in cash or in kind or partly in cash and partly in kind. The Manager or the liquidator shall use its best judgment as to the most advantageous time for the Company to sell Securities or to make distributions in kind.

e.   If any assets of the Company are to be distributed in kind, such assets shall be distributed on the basis of their fair market value at the date of distribution, as determined by the Manager or liquidator. Each Security so distributed shall be subject to reasonable conditions and restrictions necessary or advisable, as determined in the reasonable discretion of the Manager or the liquidator, in order to preserve the value of such Security or for legal reasons.

Section 12.5   Company Assets Sole Source

The Members shall look solely to Company Assets for the payment of any debts or liabilities owed by the Company to the Members and for the return of their Capital Contributions and liquidation amounts. If Company Assets remaining after the payment or discharge of all of its debts and liabilities to Persons other than the Members is insufficient to return the Members' Capital Contributions, the Members shall have no recourse against the Company, the Manager, or any other Members, except to the extent that such other Members may have outstanding debts or obligations owing to the Company.

Section 12.6   Sale of Company Assets during Term of the Company

The sale of Company Assets during the term of the Company shall not be considered a liquidation of the Company and therefore is not a dissolution and termination as defined under this Article.


Article 13. Indemnification


Section 13.1   General Indemnification

The Manager, its Affiliates, and their respective officers, directors, agents, partners, members, managers, employees, and any Person the Manager designates as an indemnified Person (each, an "Indemnified Party") shall, to the fullest extent permitted by law, be indemnified on an after-tax basis out of Company Assets (and the Manager shall be entitled to grant indemnities on behalf of the Company, and to make payments out of the Company, to any Indemnified Party in each case in accordance with this Section) against any and all losses, claims, damages, liabilities, costs and expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements, and other amounts (collectively, "Liabilities") arising from any and all claims, demands, actions, suits, and proceedings, whether civil, criminal, administrative, or investigative, in which any Indemnified Party is or may be involved, or is threatened to be involved, as a party or otherwise, in connection with the investments and activities of the Company or by reason of such Person being a Manager, or agent of a Manager, of the Company. Any such Indemnification payments will be reimbursed to the Company by the Crowdfunding Issuer or its Affiliates.

However, no such Indemnified Party shall be so indemnified, with respect to any matter for which indemnification is sought, to the extent that a court of competent jurisdiction determines pursuant to a final and non-appealable judgment that, in respect of such matter, the Indemnified Party had (a) acted in bad faith or in the reasonable belief that the party's action was opposed to the best interests of the Company or constituted gross negligence or willful misconduct or breach of such party's fiduciary duty to the Company, if any, or (b) with respect to any criminal action or proceeding, had cause to believe beyond any reasonable doubt the party's conduct was criminal. An Indemnified Party shall not be denied indemnification in whole or in part under this Section because the Indemnified Party had an interest in the transaction with respect to which indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

Section 13.2   Tax Liability Indemnification

Each Member or Assignee, as applicable, shall indemnify and hold harmless the Indemnified Parties from and against any and all Liabilities arising from any underpayment in such Member's/Assignee's taxes on any amounts distributed by the Company to such Member/Assignee that results in one or more "imputed underpayments" as such term is defined by the IRS, even if such imputed underpayment is determined after the date the respective Member/Assignee is no longer a Member/Assignee of the Company. This indemnification shall specifically be effective and enforceable even after a Member/Assignee is no longer a Member/Assignee if such former Member/Assignee was a Member/Assignee in the Reviewed Year.

Section 13.3   Indemnity for Misrepresentation of a Prospective Member

Each Member shall indemnify and hold harmless the Manager and other Indemnified Parties from and against any and all Liabilities of whatsoever nature to or from any Person arising from or in any way connected with that Member's misrepresentation(s) that it met the "suitability standards" established by the Manager for membership in the Company.

Section 13.4 Advancement of Indemnification Funds

To the fullest extent permitted by law, amounts in respect of Liabilities incurred by an Indemnified Party in defending any claim, demand, action, suit, or proceeding, whether civil, criminal, administrative, or investigative, shall from time to time be advanced by the Company prior to a determination that the Indemnified Party is not entitled to be indemnified upon receipt by the Company of an undertaking by or on behalf of the Indemnified Party to repay such amount if it shall be determined that the Indemnified Party is not entitled to be indemnified as set forth in Section 13.1.

Section 13.5 No Impairment of Indemnification

No amendment, modification, or repeal of this Article or any other provision of this Agreement shall in any manner terminate, reduce, or impair the right of any past Indemnified Party to be indemnified by the Company or the obligations of the Company to indemnify any such Indemnified Party under and in accordance with the provisions of this Agreement as in effect immediately prior to such amendment, modification, or repeal with respect to any claim, demand, action, suit, or proceeding, whether civil, criminal, administrative, or investigative, arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification, or repeal, regardless of when such claim, demand, action, suit, or proceeding may arise or be asserted.

Section 13.6 Exculpation of Actions in Good Faith

Neither the Manager nor its Affiliates shall be liable to the Company or any Member for any loss which arises out of any action or omission of such party if (a) such party determined, in good faith, that such course of conduct was in, or was not opposed to, the best interest of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe such party's conduct was unlawful, and (b) such course of conduct did not constitute a breach of such party's fiduciary duty (if any) to the Company or gross negligence or willful misconduct of such party.

Section 13.7 No Termination of Indemnification Rights

The provisions of this Article shall survive the dissolution of the Company.

<h3 align="center">Article 14. General Matters</h3>

Section 14.1 Successors and Assigns

Subject to the restrictions on Transfer provided in this Agreement, this Agreement, and each and every provision of it, shall be binding upon and shall inure to the benefits of the Members, their respective successors, successors-in-title, personal representatives, heirs, Assignees, and other assigns.

Section 14.2 Power of Attorney

Each Member, by the execution of this Agreement, does hereby irrevocably constitute and appoint the Manager as such Member's true and lawful agents and attorneys-in-fact, with full power and authority in the Member's name, place, and stead, to make, execute, sign, acknowledge, swear to, deliver, file, and record such documents as may be necessary or appropriate to do, or cause to be done, the actions set forth in Exhibit A.

Section 14.3   Amendment

Provided that in each of the following instances, the Manager reasonably determines that such amendment will not subject any Member to any material, adverse economic consequences, the Manager, without the consent of the Members, may amend any provision of this Agreement or the Articles of Organization, and may execute, swear to, acknowledge, deliver, file, and record such documents as may be required in connection therewith, to:

      a.   cause this Agreement or the Articles of Organization to comply with the requirements for Crowdfunding Vehicles as set forth in the Investment Company Act Rule 3a-9 (17 CFR § 270.3a-9), as it may be amended from time to time;

      b.   change the name of the Company or the location of its principal office;

      c.   add to the duties or obligations of the Manager;

      d.   cure any ambiguity or correct or supplement any inconsistency in this Agreement;

      e.   reduce or eliminate the tax burdens imposed on the Members (including, but not limited to, revising the terms or manner of distributions and liquidations);

      f.   correct any printing, typographical, or clerical errors or omissions in order that the Agreement shall accurately reflect the agreement among the Members;

      g.   reflect information regarding the admission of any Additional Member or substitute Member.

Any amendments not similar to the foregoing or as otherwise permitted by the power of attorney as set forth in Exhibit A shall require the written consent or vote of the Members as set forth in Section 7.7.

Section 14.4   Partition

Each Member, its successors, and assigns hereby waives any rights to have any Company Asset partitioned, and, pursuant to such waiver, no Member, nor any successor or assign of any Member, shall have the right while this Agreement remains in effect to file a complaint or institute any proceeding at law to seek, or to otherwise demand, request, or require, the liquidation or dissolution of the Company, the return of capital or any specific Company Assets, or, in equity, to have Company Assets partitioned, and each Member, on its own behalf and that of its successors, representatives, heirs, and assigns, hereby waives any such right.

The Members intend that during the term of this Agreement, the rights of the Members and their successors-in-interest, as among themselves, shall be governed by the terms of this Agreement, and that the right of any Member or successors-in-interest to Transfer or otherwise dispose of its Membership Interest in the Company shall be subject to the limitations and restrictions of this Agreement.

Section 14.5   No Waiver

The failure of any Member to insist upon strict performance of any provision or obligation of this Agreement, irrespective of the length of time for which such failure continues, shall not be a waiver of such Member's right to demand strict compliance in the future. No consent or waiver, express or implied, to or of any breach or default in the performance of any obligations under this Agreement, shall constitute a consent or waiver to or of any other breach or default in the performance of the same or any other obligation.

Section 14.6   Construction and Miscellaneous

The following general matters shall apply to the provisions of this Agreement:

a.   <u>Construction</u>. Unless the context requires otherwise, words denoting the singular may be construed as plural and words of the plural may be construed as denoting the singular. Words of one gender may be construed as denoting another gender or no gender as is appropriate within such context. The word "or" when used in a list may function as both a conjunction and a disjunction if the context permits.

b.   <u>Headings of Articles, Sections, and Subsections</u>. The headings of Articles, Sections, and Subsections used within this Agreement are included solely for the convenience and reference of the reader. They shall have no significance in the interpretation or construction of this Agreement.

c.   <u>Notices</u>. Any notice or communication to be given under the terms of this Agreement ("Notice") shall be in writing and shall be personally delivered or sent by overnight delivery, certified United States mail, or email. Notice shall be effective: (a) if emailed or personally delivered, when delivered; (b) if by overnight delivery, the day after delivery thereof to a reputable overnight courier service, delivery charges prepaid; or (c) if mailed, at midnight on the third business day after deposit in the mail, postage prepaid. Notices to the Company shall be addressed to its address below and to Members at their address for correspondence as set forth in the subscription documents, each as amended from time to time by Notice of the transferring party. Additionally, the Manager may provide Notice to the Members via a Company-related online platform. The Manager does not permit Notice by email.

> Musaffa CFV LLC
> attn: Dilshod Jumaniyaz
> One World Trade Center, 285 Fulton St, Suite 8500
> New York, NY 10007

d.   <u>Applicable State Law</u>. This Agreement shall be governed, construed, and enforced in accordance with the laws of Wyoming, without regard to its conflict of laws rules.

e.   <u>Execution; Duplicate Originals</u>. This Agreement may be executed manually, electronically, or by facsimile transmission, and in multiple counterparts. Each counterpart shall be considered a duplicate original agreement and all such counterparts shall, taken together, be considered one Agreement.

f.   <u>Severability</u>. If any provision of this Agreement is declared by a court of competent jurisdiction to be illegal, invalid, or unenforceable for any reason, such provision shall be fully severable and such illegality, invalidity, or unenforceability shall not affect the remaining provisions of this Agreement. Furthermore, in lieu of each illegal, invalid, or unenforceable provision, there shall be added automatically as part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible, legal, valid, and enforceable.

g.   <u>Acceptance</u>. Each Manager and Member hereby acknowledges and confirms that he, she, or it has reviewed this Agreement, accepts all its provisions, and agrees to be bound by all the terms, conditions, and restrictions contained in this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Members and the Manager have executed or approved this Agreement effective November 13, 2023.

MANAGER:

DocuSigned by:

Dilshod Jumaniyazov

6CBAF180193841F...

Dilshod Jumaniyazov, its Manager

EXHIBIT A

MEMBER COUNTERPART SIGNATURE PAGE AND LIMITED POWER OF ATTORNEY

Operating Agreement of
Musaffa CFV LLC

The undersigned prospective Member executes this counterpart signature page and thereby joins in the Operating Agreement of Musaffa CFV LLC, a Wyoming limited liability company (the "Company"), dated November 13, 2023 (the "Agreement"), as may be amended from time to time, between and among Dilshod Jumaniyazov, the manager of the Company (the "Manager"), and the Persons acquiring Units (the "Members") as described in the Agreement.

For purposes of reference, this document specifically incorporates the Agreement. The undersigned acknowledges that this counterpart signature page may be affixed with other counterpart signature pages of substantially like tenor, which are executed by the other parties to the Agreement, to constitute an original, and which taken together shall be but a single instrument.

The undersigned acknowledges that he/she/it has read, understands, and agrees to the entire dispute resolution procedure described in Article 10 of the Agreement, has sought advice of his/her/its own counsel to the extent he/she/it deems necessary, and is giving up the right to trial by jury, the right to conduct pretrial discovery, and the right to reimbursement of expenses, including attorneys' fees, related to a Dispute.

In accordance with the Agreement, the undersigned hereby irrevocably constitutes and appoints the Manager as its true and lawful attorneys and agents, in its name, place, and stead to make, execute, acknowledge, and, if necessary, to file and record:

      a.   any Amendments to the Articles of Organization or Agreement which are duly approved by the Members, or which do not require approval by the Members pursuant to Section 14.3;

      b.   all agreements, certificates, and other instruments that the Manager may deem necessary or appropriate to qualify or continue the Company as a limited liability company in the jurisdictions in which the Company may conduct business;

      c.   all agreements, certificates, and other instruments that the Manager may deem necessary or appropriate to reflect a Transfer of any Units in the Company or the admission of a Member in accordance with the terms of the Agreement; and

      d.   all agreements, certificates, and other instruments that the Manager may deem necessary or appropriate to effect the winding-up and termination of the Company or the Crowdfunding Issuer.

This power of attorney shall be deemed irrevocable and coupled with an interest. A copy of each document executed by the Manager pursuant to this power of attorney shall be transmitted to the undersigned promptly after the date of the execution of any such document.

This power of attorney shall survive delivery of any assignment by the undersigned of the whole or any part of such Person's Units, provided that if such assignment was of all of the undersigned's Units and the substitution of the Assignee as a Member has been consented to by the Manager, this power of attorney shall survive the delivery of such assignment for the purpose of enabling the Manager to execute, acknowledge, and file any and all certificates and other instruments necessary to effectuate the substitution of the Assignee as a substitute Member. This power of attorney shall survive the death, incapacity, dissolution, or termination of the undersigned and shall extend to the undersigned's successors and assigns.

Except as expressly set forth in the Agreement, this power of attorney cannot be used by the Manager for the purpose of increasing or extending any financial obligation or liability of the undersigned or altering the method of division of available cash or net income or loss without the written consent of the undersigned.

EACH PERSON ACKNOWLEDGES AND CONFIRMS THAT THEY HAVE REVIEWED THE OPERATING AGREEMENT, ACCEPTS ITS PROVISIONS, AND AGREES TO BE BOUND BY ALL THE TERMS, CONDITIONS, AND RESTRICTIONS CONTAINED THEREIN.

IN WITNESS WHEREOF, this Membership Counterpart Signature Page and Limited Power of Attorney is executed as of the date listed below.

_____   _____
Full Name of Person or Entity   Name of Joint Signatory (if any)

_____   _____
Signature   Additional Signature (if necessary)

_____   _____
Title (if member not a natural person)   Title (if necessary)

EXHIBIT B

LIST OF MEMBERS

The following Persons are the Members of the Company, and their Units are set forth below. This Exhibit will be amended from time to time to include past and current Members and their respective Membership Interests.

Members

Name	Units	Percentage
TBD	TBD	TBD